

Mail Stop 7010

November 30, 2007

By U.S. Mail and Facsimile

Ms. Sandra G. Sciutto
Chief Financial Officer
California Coastal Communities, Inc.
6 Executive Circle
Suite 250
Irvine, CA 92614

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 000-17189**

Dear Ms. Sciutto:

We have reviewed your filings and have the following comments. We have limited our review to your disclosures related to management's discussion and analysis, the senior secured project revolver, the special dividend, and the Section 302 Certifications, and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 37

Liquidity and Capital Resources, page 43

1.   In future filings, please revise your liquidity and capital resources section to include disclosure of the most restrictive debt covenants contained in your senior secured project revolver and your senior secured term loan and your compliance with them, quantified, to the extent applicable.

Note 5 – Senior Secured Project Revolver, page F-15

2.   We note your reference to an independent third party appraisal performed to develop the initial value of the Brightwater project. Since your Form 10-K is incorporated by reference into your Form S-8 (File No. 333-136105) you must either revise your Form 10-K to delete this reference to an expert or you must identify the firm and include their consent in your Form S-8 in accordance with Section 436(b) of Regulation C.

Note 13 – Stockholders' Equity, page F-25

3.   As dividends are typically charged to retained earnings, unless legally declared out of additional paid-in capital, please supplementally explain to us how you determined it was appropriate to recognize the special dividend, totaling $135.7 million, by reducing additional paid-in capital.

Exhibit 31 – Section 302 Certifications

4.   We note that in the content of your section 302 certifications, paragraphs 2, 3 and 4 replace the word "report" with "annual report" (or "quarterly report" in the case of your Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007). In your future annual and quarterly filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

*   *   *

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief